SodaStream International Ltd.

Chief Financial Officer’s Commentary

Third Quarter 2012

Revenue, Net income and EPS for the comparable periods are also provided in this document, on a non-IFRS basis, in U.S. dollar ("USD") translated from Euro ("EUR") at the average exchange rate of the respective periods.

Revenue

Third quarter revenue increased 48.7% to $112.5 million from $75.7 million in the third quarter 2011.

Western Europe revenue increased 32.6% to $52.6 million from $39.7 million; The Americas’ revenue increased 61.0% to $38.7 million from $24.0 million; Asia-Pacific revenue increased 145.1% to $10.9 million from $4.5 million; and CEMEA revenue increased 37.1% to $10.3 million from $7.5 million.

The transfer to self-distribution in the Nordics contributed approximately $4.0 million to the revenue in the quarter.

The Americas’ portion of the revenue increased to 34% from 32% in the third quarter 2011, following the continued exceptional U.S. revenue increase, Asia Pacific increased to 10% of revenue from 6% in the comparable quarter due to Japan, South Korea and Australia’s revenue increase, and Western Europe and CEMEA decreased to 56% of total revenue from 62% in the comparable quarter despite the overall revenue increase in both regions.

Soda maker unit sales increased 31% to 941,000 from 717,000. CO2 refill unit sales increased 19% to 4.3 million; and flavor unit sales increased 76% to 7.7 million. Both CO2 refill and flavor sales unit increases reflect growth in all regions following the continued expansion of the SodaStream user base.

Gross Margin

Third quarter gross margin was 54.2% this year compared with 53.5% last year. This increase in gross margin resulted primarily from the increase in direct distribution that accounted for 69% of total revenue in the quarter vs. 56% in the third quarter 2011. This increase is mainly due to the growing share of U.S. revenue and the shift to self-distribution in the Nordics. Gross margin was also positively impacted from leveraging fixed production costs on higher revenue, partially offset by a higher percentage of subcontracted manufacturing.

Sales & Marketing

Sales and marketing expenses in the quarter increased by 54.9% to $35.8 million, or 31.8% of revenue, compared to $23.1 million, or 30.6% of revenue for the same quarter last year. The increase is primarily attributable to higher A&P expense of 14.1% of revenue compared to 11.4% in the third quarter 2011. A&P expense was in line with our plan to support our growing retail presence, especially in the U.S. which was allocated approximately 50% of the total A&P budget. Other selling expenses as a percent of revenue decreased to 17.7% compared to 19.2% in the third quarter 2011 despite the aforementioned increase in self-distribution versus a year ago. This was driven by improved supply chain efficiency and expense leverage on higher revenue.

General & Administrative

General and administrative expenses for the third quarter were $8.7 million, or 7.8% of revenue, compared to $7.6 million, or 10.1% of revenue last year. This includes the additional expenses associated with the Nordics and CEM acquisitions. The third quarter 2012 included approximately $1.5 million of share based compensation expense vs. $1.3 million in the third quarter 2011.

Operating Income

Operating income increased to $16.4 million, or 14.6% as a percentage of revenue as compared to $9.8 million, or 13.0% of revenue in the third quarter 2011.

Tax Rate

The Company had a tax benefit of $850,000 compared to a tax expense of $816,000 in the third quarter 2011. The tax benefit resulted mainly from an adjustment of tax provision following an agreement with the tax authorities in one of our jurisdictions. Excluding this adjustment the effective tax rate in the third quarter 2012 was approximately 8%, similar to the third quarter 2011.

Net Income

Third quarter 2012 net income on IFRS basis was $16.8 million, or $0.80 per share based on 21.0 million weighted shares outstanding, compared to net income on IFRS basis of $10.1 million, or $0.48 per share based on 21.0 million weighted shares outstanding in the third quarter 2011.

Excluding the share based compensation expense, third quarter 2012 adjusted net income was $18.2 million, or $0.87 per diluted share, compared to adjusted net income of $11.5 million, or $0.55 per diluted share a year ago.

Foreign Currency Impact

Changes in foreign exchange rates ("FX") had a negative impact of approximately $1.5 million on third quarter 2012 revenue vs. third quarter 2011, due to the strengthening of the USD against most revenue business currencies and the constant EUR/USD translation rate of 1.2973. Approximately 59% of revenue was in non-USD currencies, most of which were currencies used also in the third quarter 2011, mainly the EUR. Approximately 70% of the costs and expenses were also in non-USD currencies, mainly the EUR and the Israeli Shekels, offsetting the negative impact FX had on the revenue. The net FX impact on the operating income was not material.

Balance Sheet

As of September 30, 2012, the Company had cash and cash equivalents and bank deposits of $50.7 million compared to $56.6 million at June 30, 2012 and $74.3 million at December 31, 2011. The decrease compared to June 30, 2012 was mainly due to the acquisition of the Canadian distributor's assets (mainly inventory) following the shift to self-distribution in Canada and the purchase of property, plant and equipment to allow production capacity growth. The decrease compared to year-end 2011 was primarily attributable to the acquisition of the Nordics and Canadian distribution activities, debt repayment and working capital increase. As of September 30 and June 30, 2012, the Company had no outstanding loans and borrowings vs. $4.0 million banks' debt as of December 31, 2011.

September 30, 2012 working capital increased by $16.7 million to $101.4 million from $84.7 million as of June 30, 2012 and by $23.1 million from $78.3 million as of December 31, 2011.

Inventories increased by $17.9 million to $110.8 million as of September 30, 2012 compared to $92.9 million as of June 30, 2012 mainly due to the acquisition of the Canadian distributor's inventory and the preparation for the holiday season. Compared to December 31, 2011 inventory increased by $34.2 million from $76.6 million mainly due to the additional Nordics and Canadian inventory and the growth of our business, primarily in the U.S.

Change of reporting currency

Beginning with the quarter ended March 31, 2012, the Company changed its reporting currency to the USD. Previously, the Company presented its annual and quarterly consolidated balance sheets and related consolidated statements of operations and cash flows in EUR. In accordance with IFRS, the financial statements for comparative periods were translated into the new reporting currency using the EUR to USD exchange rate at January 1, 2012 of €1.00 = $1.2973.

Revenue, Net income and EPS for the comparable periods in USD translated at the average exchange rate of the respective periods (non-IFRS basis)

	Q3 12	Q3 11	Q3 11 (non-IFRS)
		€1.00 = $1.2973	€1.00 = $1.4147
Revenue ('000)	$112,482	$75,655	$82,501
Net income ('000)	$16,766	$10,108	$11,023
Net income ('000) (non-IFRS)	$18,224	$11,456	$12,493
EPS diluted	$0.80	$0.48	$0.52
EPS diluted (non-IFRS)	$0.87	$0.55	$0.59

	Q1-3 12	Q1-3 11	Q1-3 11 (non-IFRS)
		€1.00 = $1.2973	€1.00 = $1.4073
Revenue ('000)	$303,369	$203,265	$220,500
Net income ('000)	$36,327	$22,163	$24,042
Net income ('000) (non-IFRS)	$40,620	$26,203	$28,425
EPS diluted	$1.73	$1.08	$1.18
EPS diluted (non-IFRS)	$1.94	$1.28	$1.39